EXHIBIT (a)(5)(ii)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Schedule TO of our report dated March 4, 2005 with respect to the consolidated financial statements appearing in the Annual Report on Form 10-K of First Citizens Banc Corp for the year ended December 31, 2004 and our report dated July 1, 2005 with respect to First Citizens Banc Corp management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in the second Amended Annual Report on Form 10-K/A of First Citizens Banc Corp for the year ended December 31, 2004.
/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Cleveland, Ohio
January 10, 2006